Filed pursuant to Rule 433

Registration Statement No. 333-283616

Issuer Free Writing Prospectus dated February 13, 2025

Relating to Prospectus Supplement dated February 13, 2025

(To Prospectus dated January 17, 2025)

TERM SHEET

Seabridge Gold Inc.

Bought Deal Treasury Offering of Common Shares

Term Sheet

February 13, 2025

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon and included in the registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission in the United States. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Seabridge Gold Inc. (the “Company”).
Offering:	Treasury offering of 6,540,000 common shares (the “Common Shares”) of the Company.
Offering Size:	US$80,115,000, before giving effect to the over-allotment option.
Offering Price:	US$12.25 per Common Share.
Over-Allotment Option:	The Company has granted to the Underwriters an option exercisable in whole or in part at the sole discretion of the Underwriters at any time up to 30 days after Closing, to purchase from treasury up to an additional 15% of the Offering at the Offering Price and on the same terms and conditions as set forth above, to cover over-allotments, if any, and for market stabilization purposes.
Use of Proceeds:	Net proceeds from the transaction will be used to make the payments to the BC Hydro contracted for completion of the KSM switching station; complete a program to collect all remaining anticipated field data for, and undertake early value engineering to support, a bankable feasibility study; fund other costs associated with ongoing activities at the Company’s 100%-owned KSM gold-copper project in northeast British Columbia, Canada; and for general corporate purposes.
Form of Offering:	Bought deal by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated January 17, 2025 (the “Prospectus”) to be filed in the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and Yukon, and in the United States pursuant to the multi-jurisdictional disclosure system. In jurisdictions outside of Canada and the United States in accordance with applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdictions in connection with the Offering.
Standstill:	The Company and its executive officers and directors have agreed not to issue or sell any equity securities for a period of 90 days following closing of the Offering, subject to customary exceptions.
Listing:	The existing Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. Applications will be made to list the Common Shares sold under the Offering on the TSX and NYSE.
Concurrent Private Placement:	The Company will complete a non-brokered private placement of 1,640,000 common shares at the Offering Price to a single strategic investor for gross proceeds of US$20,090,000 to be closed concurrently with the closing of the Offering.
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, RDSPs, TFSAs, DPSPs and FHSAs.
Joint Bookrunners:	RBC Capital Markets and Cantor Fitzgerald Canada Corporation.
Commission:	Cash commission equal to 4% of the gross proceeds of the Offering (and over-allotment option as applicable) payable on Closing to the Underwriters.
Closing:	February 19, or such other date as may be mutually agreed to by the Company and the Joint Bookrunners, on behalf of the Underwriters.

Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about the Company and the Offering. A copy of the Prospectus is, and a copy of the Prospectus Supplement will be, available free of charge on SEDAR+ (http://www.sedarplus.ca) and on the SEC website (http://www.sec.gov). Alternatively, copies may be obtained upon request in Canada by contacting RBC Dominion Securities Inc., RBC Wellington Square, 180 Wellington St. West, 8th Floor, Toronto, Ontario, M5J 0C2, Attn: Distribution Centre, by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281; by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com. Additionally, copies of these documents may be obtained upon request in Canada by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.